

Mail Stop 3720

June 2, 2009

Mr. Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Drive
Suite E,
Baltimore, MD 21227

      Re: **View System, Inc.**
              Item 4.01 Form 8-K
              Filed: May 19, 2009
              File No. 0-30178

Dear Mr. Than:

      We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

                          Sincerely,

                          /s/

                          Robert S. Littlepage
                          Accountant Branch Chief